UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GENTIVA HEALTH SERVICES, INC.

(Name of Subject Company)

GENTIVA HEALTH SERVICES, INC.

(Name of Person Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

John N. Camperlengo

Senior Vice President, General Counsel and Secretary

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339-3314

(770) 951-6450

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Dennis J. Block, Esq.

Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, NY 10166

(212) 801-2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Gentiva Health Services, Inc., a Delaware corporation (“Gentiva” or the “Company”). Gentiva’s principal executive offices are located at 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339-3314. Gentiva’s telephone number at this address is (770) 951-6450.

Securities

The title of the class of equity securities to which this Statement relates is Gentiva’s Common Stock, par value $0.10 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“Rights,” and together with the Gentiva Common Stock, the “Gentiva Common Shares”), issued pursuant to the Rights Agreement, dated as of May 22, 2014, between Gentiva and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”). As of June 27, 2014, there were 36,845,738 Gentiva Common Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Gentiva, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Tender Offer

This Statement relates to the tender offer by Kindred Healthcare Development 2, Inc. (the “Offeror”), a Delaware corporation and a wholly owned subsidiary of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”), to purchase all outstanding Gentiva Common Shares at a price of $14.50 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Kindred and Offeror with the Securities and Exchange Commission (the “SEC”) on June 17, 2014, as amended and supplemented from time to time. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.”

Kindred has stated that the purpose of the Offer is to acquire control of, and the entire equity interest in, Gentiva. Kindred has indicated that it intends, as soon as practicable after the consummation of the Offer, to seek to consummate a merger of Gentiva with a wholly owned subsidiary of Kindred (the “Proposed Merger”). Kindred has also stated that it may nominate, and solicit proxies for the election of, a slate of nominees for election at Gentiva’s 2015 annual meeting of stockholders (the “Gentiva Annual Meeting”). In addition, whether or not Kindred proposes a merger or other business combination with Gentiva and whether or not its nominees are elected at the Gentiva Annual Meeting, the Schedule TO states that Kindred intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Board of Directors of Gentiva (the “Gentiva Board”) and, promptly after the consummation of the Offer, to request that some or all of the current members of the Gentiva Board resign and that Kindred’s designees be elected to fill the vacancies so created.

The Offer is subject to numerous conditions, which include the following, among others:

•	The “Minimum Tender Condition” —there being validly tendered and not withdrawn before the expiration of the Offer a number of Gentiva Common Shares which, together with the Gentiva Common Shares then owned by Kindred and its subsidiaries, represents at least a majority of the total number of all then outstanding Gentiva Common Shares outstanding;

•	The “Merger Agreement Condition” —Kindred, the Offeror and Gentiva having entered into a definitive merger agreement with respect to the acquisition of Gentiva by Kindred providing for a second step merger pursuant to Section 251(h) of the DGCL, with Gentiva surviving as a wholly owned subsidiary of Kindred, without the requirement for approval of any stockholder of Gentiva, to be effected as soon as practicable following the consummation of the Offer;

•	The “Section 203 Condition” —the Gentiva Board having approved the Offer under Section 203 of the DGCL or Kindred being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger of Gentiva and the Offeror as described in the Schedule TO;

•	The “Rights Plan Condition” —the Gentiva Board having redeemed the Rights or Kindred being satisfied, in its reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger as described in the Schedule TO;

•	The “Antitrust Condition” —the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated as described in the Schedule TO; and

•	The “Impairment Condition” —Gentiva not being a party to any agreement or transaction having the effect of impairing, in Kindred’s reasonable judgment, the Offeror’s or Kindred’s ability to acquire Gentiva or otherwise diminishing the expected value to Kindred of the acquisition of Gentiva.

In addition, Kindred is not required to consummate the Offer and may terminate or amend the Offer if at any time any of the following conditions exist, which conditions may be asserted by Kindred or Offeror in their sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied:

•	there is threatened, instituted or pending any action or proceeding by any person challenging or seeking to restrain or prohibit the making of the Offer, seeking to obtain material damages in connection with the Offer, seeking to restrain or prohibit the exercise of Kindred’s full rights of ownership of Kindred’s or Gentiva’s business, seeking to require divestiture by Kindred of any Gentiva Common Shares, seeking any material diminution in the benefits expected to be derived by Kindred from the transactions contemplated by the Offer, or that otherwise, in Kindred’s reasonable judgment, has or may have material adverse significance with respect to either the value of Gentiva or any of its subsidiaries or affiliates or the value of the Gentiva Common Shares to Kindred (the “No Lawsuits Condition”);

•	any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to Kindred, the Offeror or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Gentiva Common Shares, or any merger or other business combination involving Gentiva (including the Proposed Merger), by any court, government or agency (other than the application of the waiting period of the HSR Act to the Offer or to any such merger or other business combination), that, in Kindred’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in the bullet point immediately above (the “No Diminution of Benefits Condition”);

•	there occurs any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on June 16, 2014 (the “Market Index Condition”);

•	any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Gentiva or any of its subsidiaries that, in Kindred’s reasonable judgment, is or may be materially adverse to Gentiva or any of its subsidiaries, or Kindred becomes aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of Gentiva or any of its affiliates or the value of the Gentiva Common Shares to Kindred;

•	there occurs (a) any change in the general political, market, economic or financial conditions in the United States or abroad that, in Kindred’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Gentiva and its subsidiaries, taken as a whole, (b) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (c) any limitation (whether or not mandatory by any governmental authority or agency on, or any other event that, in Kindred’s reasonable judgment, may adversely affect the extension of credit by banks or other financial institutions, (d) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (e) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, or (g) in the case of any of the foregoing existing as of the close of business on June 16, 2014, a material acceleration or worsening thereof (together with the condition in the bullet point immediately above this bullet point, the “No Material Adverse Effect Condition”);

•	any other person publicly proposes or makes a tender or exchange offer for some or all of the Gentiva Common Shares or enters into any agreement or makes any proposal with respect to a tender or exchange offer, merger, consolidation or other business combination with Gentiva, or has acquired or proposes to acquire more than 5% of any class or series of capital stock of Gentiva, or any person that filed a Schedule 13D or 13G with the SEC prior to June 17, 2014 acquires or proposes to acquire beneficial ownership of additional Gentiva Common Shares constituting 1% or more of any such class or series, or any person files a Notification and Report Form under the HSR Act or makes a public announcement reflecting an intent to acquire Gentiva or any assets or securities of Gentiva (the “Stockholder Ownership Condition”);

•	Gentiva or any of its subsidiaries has split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Gentiva Common Shares or its capitalization, acquired or caused a reduction in the number of outstanding Gentiva Common Shares, issued or sold any Gentiva Common Shares, declared or paid any dividends, or altered any material term of any outstanding security or issued or sold any debt security;

•	Gentiva has authorized or recommended or announced its intent to enter into an agreement with respect to or effected any merger or business combination, acquisition or disposition of assets or relinquishment of any material contract or other rights not in the ordinary course of business, or enters into any agreement or arrangement with any person that, in Kindred’s reasonable judgment, has or may have material adverse significance with respect to either the value of Gentiva or any of its subsidiaries or the value of the Gentiva Common Shares to Kindred;

•	Gentiva has adopted or amended any employment, severance, change in control, retention or other similar agreement other than in the ordinary course of business, or adopted or amended any such agreements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the Offer;

•	Gentiva has amended or proposed any amendment to the Gentiva Certificate of Incorporation or By-Laws (the conditions in this bullet point and the immediately preceding three bullet points referred to together as the “No Material Change Condition”);

•

Kindred becomes aware (a) that any material contractual right of Gentiva has been impaired or otherwise adversely affected or that any material amount of indebtedness of Gentiva (other than indebtedness under its existing indenture) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date in connection with the Offer or the consummation by Kindred of a business combination with Gentiva, or (b) of any covenant, term or condition in any instrument or agreement of Gentiva that, in Kindred’s reasonable judgment, has or may have material adverse significance with respect to either the value of Gentiva or any of its affiliates or the value of the Gentiva Common Shares to Kindred or any of its affiliates (including any event of default that may ensue in connection with the Offer, the acceptance for payment of or payment for some or all of the Gentiva Common Shares by Kindred or the consummation of a business combination between Kindred and Gentiva) (the “No Adverse Effect on Contracts Condition”);

•	Kindred or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Gentiva providing for a merger or other similar business combination with Gentiva or the purchase of securities or assets of Gentiva, or Kindred and Gentiva reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

•	Gentiva or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving Gentiva or any of its subsidiaries or the purchase of securities or assets of Gentiva or any of its subsidiaries any type of option, warrant or right which, in Kindred’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Gentiva Common Shares or other securities, assets or business of Gentiva or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

•	any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency shall not have been obtained on terms satisfactory to Kindred and the Offeror or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

The Schedule TO states that the principal executive offices of Kindred and Offeror are located at 680 South Fourth Street, Louisville, Kentucky 40202 and that the telephone number of its principal executive offices is (502) 596-7300.

The Company has made information relating to the Offer available online at http://investors.gentiva.com/sec.cfm and the Company has filed this Schedule 14D-9 and Kindred and Offeror have filed the Schedule TO with the SEC and such Schedules are available at the website maintained by the SEC at www.sec.gov. The information on Gentiva’s website is not a part of this Statement and is not incorporated by reference into this Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Statement or in the excerpts from the Gentiva Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 25, 2014 (the “2014 Proxy Statement”), relating to Gentiva’s 2014 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Gentiva or any of its affiliates, on the one hand, and (i) Gentiva or any of its executive officers, directors or affiliates, or (ii) Kindred, Offeror or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2014 Proxy Statement: “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation” (including “Compensation Discussion and Analysis” and “Compensation Committee Report”), “Summary Compensation Table,” “Grants of Plan-Based Awards During Fiscal Year 2013,” “Outstanding Equity Awards at 2013 Fiscal Year-End,” “Option Exercises and Stock Vested During Fiscal Year 2013,” “Nonqualified Deferred Compensation for Fiscal Year 2013,” “Potential Payments Upon Termination or Change in Control,” “Director Compensation,” “Equity Compensation Plan Information,” and “Certain Relationships and Related Transactions.”

Any information contained in the excerpts and sections from the 2014 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Kindred

According to the Schedule TO, as of June 17, 2014, Kindred and its subsidiaries beneficially owned 100 Gentiva Common Shares, representing less than one percent of the outstanding Gentiva Common Shares.

Gentiva has agreements with facilities of Kindred to provide general inpatient, respite and routine care to Gentiva patients. Gentiva also seeks referrals for its home health and hospice business from Kindred facilities.

Consideration Payable Pursuant to the Offer and the Proposed Merger

If the Gentiva directors and executive officers were to tender any Gentiva Common Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other Gentiva stockholders. As of June 30, 2014, the Gentiva directors and executive officers owned an aggregate of 4,904,285 Gentiva Common Shares. If the Gentiva directors and executive officers were to tender all of such Gentiva Common Shares for purchase pursuant to the Offer and those Gentiva Common Shares were accepted for purchase by Kindred, the Gentiva directors and executive officers would receive an aggregate of approximately $71,112,132.50 in cash.

As of June 30, 2014, the Gentiva directors and executive officers held options to purchase an aggregate of 3,075,866 Gentiva Common Shares, with exercise prices ranging from $5.16 to $28.17 and an aggregate weighted average exercise price of $13.41 per share, 1,698,684 of which were vested and exercisable as of that date. Any Gentiva stock options held by the Gentiva directors and executive officers were issued pursuant to the 2004 Equity Incentive Plan (amended and restated as of March 16, 2011), as amended by Amendments No. 1 and 2 thereto, filed as Exhibits (e)(2), (e)(3) and (e)(4), respectively, to this Statement, and incorporated herein by reference (the “Plan”).

The Offer as currently contemplated, if consummated, would constitute a change in control of Gentiva for purposes of the Plan. As a result, 3,426,114 outstanding stock options, stock appreciation rights and any other awards under the Plan, granted prior to September 12, 2013 (but excluding stock options and restricted stock granted to Named Executive Officers in 2013 prior to September 12, 2013), will immediately become vested and exercisable, any restrictions on such restricted stock awards, performance share units or performance cash awards will immediately lapse and all awards would remain exercisable for the remainder of their terms, even if the award recipient were not to terminate employment. However, 1,888,200 outstanding stock options, stock appreciation rights and any other awards under the Plan granted on or after September 12, 2013 or granted to Named Executive Officers in 2013 prior to September 12, 2013 will become vested and exercisable and any restrictions thereupon will lapse upon a change in control only upon a termination of a grantee’s service by Gentiva without cause or for good reason within two years after a change in control. Upon a change in control, all awards under the Plan become subject to the terms of any agreement effecting the change in control.

If the Offeror reduces the number of Gentiva Common Shares subject to the Offer to a number equal to 14.9% of the outstanding Gentiva Common Shares, consummation of the Offer will not constitute a change in control for purposes of the Plan.

The following table summarizes, with respect to (1) each Gentiva director, (2) each Gentiva Named Executive Officer, and (3) all executive officers (other than the Named Executive Officers) (the “Other Executive Officers”) as a group, the aggregate, positive difference in value between $14.50 and the per share exercise prices (the “Spread Value”) of the options to purchase Gentiva Common Shares held by such directors and executive officers as of June 30, 2014:

Name	Gentiva Common Shares Subject to Unvested Options(#)	Aggregate Spread Value of Unvested Options($)	Gentiva Common Shares Subject to Vested Options(#)	Aggregate Spread Value of Vested Options($)
Named Executive Officers(1)
Tony Strange	346,449	$1,835,325	798,751	$2,297,680
Eric R. Slusser	93,433	$554,640	193,767	$811,361
David A. Causby	101,067	$562,573	141,699	$379,201
Jeff Shaner	84,267	$501,925	134,133	$473,853
Rodney Windley	625,000	$2,418,750	125,000	$532,500

Other Executive Officers	126,966	$754,836	305,334	$966,018

Directors(1)
Robert S. Forman, Jr.	—	—	—	—
Victor F. Ganzi	—	—	—	—
R. Steven Hicks	—	—	—	—
Philip R. Lochner, Jr.	—	—	—	—
Stuart Olsten	—	—	—	—
Sheldon M. Retchin	—	—	—	—
Raymond S. Troubh	—	—	—	—

Total	1,377,182	$6,628,049	1,698,684	$5,460,613

(1)	Messrs. Strange and Windley serve as both Named Executive Officers and as Directors

Potential Severance and Change in Control Benefits

Gentiva has entered into change in control agreements (the “CIC Agreements”) with Messrs. Tony Strange, Eric R. Slusser, John N. Camperlengo, David A. Causby, Jeff Shaner and Rodney D. Windley and Dr. Charlotte Weaver. The terms of the CIC Agreements provide salary and benefit continuation if (1) there is a change in control of Gentiva and (2) Gentiva or a successor terminates a covered executive’s employment without cause or the executive terminates employment for good reason, in each case within two years following a change in control, or Gentiva terminates the executive without cause within one year before a change in control, if the termination arises in connection with the change in control (a “Qualifying Termination”). Good reason includes a material diminution of position, a material decrease in base compensation, a material breach of any employment agreement, or a material change in location. The Offer as currently contemplated, if consummated, would constitute a change in control for purposes of each of the CIC Agreements. If the Offeror reduces the number of Gentiva Common Shares subject to the Offer to a number equal to 14.9% of the outstanding Gentiva Common Shares, consummation of the Offer will not constitute a change in control for purposes of the CIC Agreements.

Under the CIC Agreements, in the event of a Qualifying Termination, an executive would be entitled to:

•	a lump-sum payment equal to two times the sum of (1) the executive’s annual base salary at the time of termination, plus (2) the executive’s target annual bonus for the year of termination or average annual bonus for the three years before the year of termination, whichever is higher;

•	payment of base salary through the date of termination of employment, together with payment for unused vacation, and a pro rata share of the target annual bonus for the year of termination without regard to whether the performance goals are attained;

•	continuation of health and welfare benefits for up to two years;

•	full vesting of the executive’s options, other equity-based awards and performance cash awards, and accelerated vesting of any accrued retirement benefits; and

•	additional cash payments for any equity or incentive awards that are forfeited in connection with certain terminations of employment within the one year period before a change in control occurs.

The cash and non-cash amounts payable under the CIC Agreements will be reduced to the maximum amount permitted without the imposition of an excise tax under the Internal Revenue Code but only if the resulting net after-tax amount for the individual is greater than the net after-tax amount without any such reduction. The above description of the CIC Agreements is qualified in its entirety by reference to the Form of Change in Control Agreement filed as Exhibit (e)(5) to this Statement and incorporated herein by reference.

Gentiva has in place severance agreements (the “Severance Agreements”) with Messrs. Strange, Slusser, Camperlengo, Causby, Shaner and Windley and Dr. Weaver. These severance agreements provide severance benefits if Gentiva or any successor terminates the officer other than for “cause,” or if, subject to certain notice and cure provisions, the officer terminates his employment within 60 days after Gentiva or any successor reduces the officer’s base salary, other than a general salary reduction that applies to a majority of salaried employees. The severance benefits generally consist of: continued base salary for 12 months; an additional cash payment in an amount equal to one times the executive’s target annual bonus for the year of termination; a pro rata share of the annual bonus for the year of termination (subject to attainment of performance goals); and continued health benefits for up to 12 months. No benefits are payable under the severance agreement if benefits are payable under the officer’s CIC Agreement. Pursuant to the severance agreements, the officers agreed to sign a general release following termination. The above description of the Severance Agreements is qualified in its entirety by reference to the Form of Severance Agreement filed as Exhibit (e)(6) to this Statement and incorporated herein by reference.

The following table presents, with respect to (1) each Gentiva Named Executive Officer and (2) with respect to all Other Executive Officers as a group, an estimate of the amounts of severance benefits payable in the event of a Qualifying Termination, estimated as of June 30, 2014. For a quantification of the Spread Value of vested and unvested options to purchase Gentiva Common Shares based on a $14.50 per share value, see the table above under the heading “Consideration Payable Pursuant to the Offer and the Proposed Merger.”

	Tony Strange	Eric R. Slusser	David A. Causby	Jeff Shaner	Rodney Windley	Other Executive Officers
Severance and Incentive Vesting Acceleration
Severance—Base Salary	$1,750,000	$950,000	$1,100,000	$850,000	$1,500,000	$1,450,000
Severance—Annual Incentive	$1,750,000	$712,500	$935,000	$637,500	$—	$1,015,000
Pro-Rata 2014 Cash Incentive	$437,500	$178,125	$233,750	$159,375	$—	$253,750
Stock Option Vesting	$1,835,325	$554,640	$562,573	$501,925	$2,418,750	$754,836
Restricted Stock Vesting	$2,821,700	$1,465,950	$1,568,900	$1,312,250	$—	$1,987,950
2012 Performance Cash Award Vesting	$1,214,063	$439,375	$393,125	$393,125	$—	$595,469
2013 Performance Cash Award Vesting	$1,312,500	$475,000	$425,000	$425,000	$—	$643,750
2014 Performance Cash Award Vesting	$1,312,500	$475,000	$687,500	$425,000	$—	$643,750
Benefits and Perquisites:						$—
Health and Welfare Benefits	$27,800	$27,800	$27,800	$27,800	$27,800	$36,700
Life Insurance	$1,100	$1,100	$1,100	$1,100	$1,100	$2,200
Executive Physical	$8,800	$8,800	$8,800	$8,800	$8,800	$17,600
Outplacement Services	$30,000	$30,000	$30,000	$30,000	$30,000	$60,000
						$—
Severance Cut Back to Eliminate Excise Tax	$—	$(561,714)	$—	$—	$—	$—
						$—

Total	$12,501,288	$4,756,576	$5,973,548	$4,771,875	$3,986,450	$7,461,005

Directors’ Compensation

Under the Gentiva’s director compensation policy, only directors who are not employees of Gentiva receive compensation for their services as directors. Non-employee directors receive an annual retainer of $50,000 payable in cash, plus a fee of $2,000 for each Board or committee meeting attended (or $750 if attendance is at a meeting held by telephone), and $750 for participating in each business update conducted by management. Any non-employee director who serves as chairperson of a committee of the Board receives an additional $10,000 annual retainer for acting as chairperson, except that the chairperson of the Audit Committee receives a $20,000 annual retainer. The Lead Director receives an additional $20,000 annual retainer.

A majority of the non-employee directors’ compensation is in the form of deferred stock units awarded pursuant to the Stock & Deferred Compensation Plan for Non-Employee Directors (amended and restated as of December 31, 2007), as amended by Amendments No. 1, 2 and 3 thereto, filed as Exhibits (e)(7), (e)(8), (e)(9) and (e)(10), respectively, to this Statement, and incorporated herein by reference (the “Non-Employee Directors Plan”). Pursuant to the Non-Employee Directors Plan, each non-employee director also receives an annual retainer in the form of a deferred stock unit award valued at $120,000, which is credited quarterly to a bookkeeping account for the non-employee director. The number of deferred stock units credited to each director’s account quarterly is calculated by dividing $30,000 by the average closing price of a Gentiva Common Share on NASDAQ for the ten trading days preceding the quarterly calculation date. Upon termination of service on the Gentiva Board, the director is entitled to receive a number of Gentiva Common Shares equal to the number of deferred stock units then credited to the director’s account. The Gentiva Common Shares underlying the deferred stock units cannot be sold by the directors until termination of their directorship.

Any director who is also an employee does not receive any additional compensation for serving on Gentiva’s Board. However, Gentiva reimburses all directors, regardless of whether or not they are Gentiva employees, for out-of-pocket expenses incurred in connection with attending Board and committee meetings.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits Gentiva to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred in defense of any action (other than an action by or in the right of Gentiva) arising by reason of the fact that he or she is or was an officer or director of Gentiva if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Gentiva and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits Gentiva to indemnify any such officer or director against expenses incurred in an action by or in the right of Gentiva if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Gentiva, except in respect of any matter as to which such person is adjudged to be liable to Gentiva, in which case court approval must be sought for indemnification. This statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. This statute provides that it is not exclusive of other indemnification that may be granted by the Gentiva By-Laws, a vote of stockholders or disinterested directors, agreement or otherwise. The statute permits purchase of liability insurance by the registrant on behalf of officers and directors, and Gentiva has purchased such insurance.

Section 8.2 of Gentiva’s Certificate of Incorporation provides for non-exclusive indemnification of directors and officers to the full extent required or permitted by the DGCL now or hereafter in force, including the advance of expenses. Article 4 of the Gentiva By-Laws requires indemnification to the fullest extent permitted and in the manner required by the laws of the State of Delaware to any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Gentiva or served any other enterprise as a director or officer at the request of Gentiva. The indemnification provided for in Article 4 is expressly not exclusive of any other rights to which any director or officer may be entitled apart from the provisions of that Article.

Gentiva also has in place Indemnification Agreements (the “Indemnification Agreements”) with the directors and certain officers of the Company. The Indemnification Agreements supplement Gentiva’s By-Laws and Delaware law and provide, among other things, procedures for the determination of a director’s or officer’s right to receive indemnification and the advancement of expenses. Subject to the express terms of the Indemnification Agreements, Gentiva shall advance to and reimburse the directors and officers who are parties to such agreements for expenses incurred in connection with a proceeding as to which they may be indemnified, and Gentiva’s obligations under the Indemnification Agreements continue even after a covered party ceases to be a director or officer. The foregoing description is qualified in its entirety by reference to the full text of the Form of Indemnification Agreement, filed as Exhibit (e)(11) to this Statement and incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Offer in consultation with Gentiva’s financial and legal advisors, the Gentiva Board, by unanimous vote at a meeting on June 26, 2014, determined that the Offer is inadequate to Gentiva’s stockholders and that the Offer is not in the best interests of Gentiva’s stockholders. Accordingly, for the reasons described in more detail below, the Gentiva Board unanimously recommends that Gentiva’s stockholders reject the Offer and NOT tender their Gentiva Common Shares to Offeror pursuant to the Offer. Please see “—Reasons for Recommendation” below for further detail.

If you have tendered your Gentiva Common Shares, you can withdraw them. For assistance in withdrawing your Gentiva Common Shares, you can contact your broker or Gentiva’s information agent, MacKenzie Partners, Inc., at the address and phone number below.

105 Madison Avenue

New York, NY 10016

Toll free: (800) 322-2885

Collect: (212) 929-5500

Copies of the press release and a letter to Gentiva’s stockholders relating to the recommendation of the Gentiva Board to reject the Offer are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

On April 9, 2014, Paul J. Diaz, the Chief Executive Officer of Kindred, met with Gentiva’s Executive Chairman, Rodney D. Windley, and Gentiva’s Chief Executive Officer, Tony Strange, over lunch at Gentiva’s offices. At that meeting, Mr. Diaz made an unsolicited verbal proposal for Kindred to acquire all of the stock of Gentiva for $13.25 per share, consisting of $6.625 in cash and $6.625 in Kindred stock. Mr. Diaz said that Kindred wanted to do a friendly transaction. Mr. Windley and Mr. Strange told Mr. Diaz that, in their view, the Gentiva Board was committed to the One Gentiva strategy, which had just launched during Q4 2013, but that they would take Kindred’s proposal to the Board for its consideration and reply to Mr. Diaz in a few days’ time.

Following the meeting with Mr. Diaz, Mr. Windley contacted Victor F. Ganzi, Gentiva’s Lead Director, and informed him of Mr. Diaz’s unsolicited verbal proposal. Mr. Windley and Mr. Ganzi decided to convene a telephonic meeting with the Gentiva Board for the next day to discuss the unsolicited proposal. On the April 10 Gentiva Board conference call, after careful consideration of the unsolicited proposal, including discussions with financial advisor Edge Healthcare Partners and legal counsel Greenberg Traurig, LLP, the Board determined that Kindred’s unsolicited proposal undervalued Gentiva, was opportunistic and offered an unattractive currency. Accordingly, the Gentiva Board instructed Mr. Windley to inform Mr. Diaz of the Gentiva Board’s determination.

On April 15, 2014, Mr. Diaz called Mr. Windley to inform him that a letter had been sent to him on April 14 which contained a proposal that Kindred acquire all of the stock of Gentiva for $13.00 per share, comprised of 50% cash and 50% Kindred stock. The full text of this letter is set forth as Exhibit (a)(3) and is incorporated by reference herein. When Mr. Windley received the letter from Mr. Diaz later that day, he circulated it to the Gentiva Board, Greenberg Traurig and Edge Healthcare Partners, and a meeting of the Board was called for April 17 to discuss the unsolicited proposal.

On April 17, 2014, prior to the Gentiva Board meeting, Mr. Diaz called Mr. Windley to reiterate Kindred’s interest in acquiring Gentiva and to request a conversation with regard to price and terms.

The Gentiva Board, at its April 17 meeting, again carefully considered the unsolicited proposal, with the assistance of Edge Healthcare Partners and Greenberg Traurig. The Gentiva Board determined that Kindred’s unsolicited proposal undervalued Gentiva and was opportunistic, and that the Gentiva Board’s long-term strategy as a stand-alone company would generate more value to stockholders. Accordingly, the Gentiva Board directed Greenberg Traurig to draft a response letter to Kindred, rejecting the unsolicited proposal.

On April 28, 2014, Mr. Windley, on behalf of the Board, sent the following letter to Mr. Diaz informing him of the determination of the Gentiva Board:

April 28, 2014

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, Kentucky

Attention:	Paul J. Diaz, Chief Executive Officer Edward L. Kuntz, Chairman of the Board

Dear Paul,

Tony and I enjoyed meeting with you earlier this month, learning more about Kindred Healthcare, and hearing your views with regard to the evolution of the post-acute care industry and your thoughts on the combination of our two companies.

Our Board of Directors has carefully considered Kindred’s unsolicited proposal to combine our two businesses, expressed during the course of our meeting on April 9 and detailed in your letter dated April 14. However, our Board believes that our long-term strategy as a stand-alone company will generate more value to our shareholders. Accordingly, at this time, we are not interested in pursuing the transaction you are proposing.

Also, regarding a separate but related issue, I was shocked to learn that certain Kindred executives are approaching executives in our company about going to work for Kindred, even though those executives are subject to publicly disclosed non-compete agreements. In addition, in connection with your recruiting efforts, your executives are providing to those recruits what we believe to be material non-public information that you agreed to keep confidential. Paul, I am deeply disappointed in these actions and would like to take this opportunity to remind you and make it very clear that we do not approve or condone this behavior.

If you have any questions, please call me directly at 770.951.6105.

Sincerely, Rodney D. Windley Executive Chairman Gentiva Health Services, Inc.

cc:	Tony Strange
Chief Executive Officer

Victor Ganzi
Lead Director

On April 29, 2014, Mr. Diaz called Mr. Strange and said he had not yet received Mr. Windley’s letter dated April 28, so Mr. Strange read him the contents. Mr. Diaz said that Kindred’s board of directors would be disappointed and that he would look into the recruitment issues.

On May 5, 2014, Mr. Diaz sent Mr. Windley and Mr. Strange a letter proposing that Kindred acquire all of the stock of Gentiva for $14.00 per share, comprised of 50% cash and 50% Kindred stock, along with supporting materials. The full text of this letter is set forth as Exhibit (a)(4) and is incorporated by reference herein.

A meeting of the Gentiva Board was held on May 6, 2014 to discuss the revised unsolicited proposal. The Gentiva Board considered the proposal, with the assistance of Edge Healthcare Partners and Greenberg Traurig, and determined to consider further the Kindred proposal at the May 9 meeting of the Gentiva Board. At its May 9, 2014 meeting, after careful consideration of advice from its legal counsel, Greenberg Traurig, and financial information and analyses provided to Gentiva by its financial advisor, Edge Healthcare Partners, the Gentiva Board unanimously concluded that Kindred’s unsolicited proposal undervalued Gentiva, was opportunistic and offered an unattractive currency. Accordingly, the Gentiva Board unanimously rejected the proposal and directed that a letter be sent to Kindred rejecting its proposal.

On May 13, Mr. Windley and Mr. Ganzi, on behalf of the Board, sent a letter to Mr. Diaz rejecting the unsolicited proposal. The full text of this letter is set forth as Exhibit (a)(5) and is incorporated by reference herein.

On May 15, Kindred publicly announced its unsolicited proposal to acquire all of the stock of Gentiva for $14.00 per share, comprised of 50% cash and 50% Kindred stock, and also offered to modify its offer to comprise 100% cash, if the Gentiva Board so requested.

At a meeting of the Gentiva Board held later in the day on May 15, which included participation by Barclays, which had been retained as an additional financial advisor to Gentiva, the Kindred proposal was discussed and considered. After careful consideration of advice from Greenberg Traurig and financial information, analyses and advice provided to the Gentiva Board by Barclays and Edge Healthcare Partners, the Gentiva Board unanimously concluded that Kindred’s unsolicited proposal undervalued Gentiva and its prospects for continued growth and shareholder value creation and was not in the best interests of Gentiva stockholders. Accordingly, the Gentiva Board unanimously rejected the proposal and directed that a press release rejecting the unsolicited proposal be issued.

A meeting of the Gentiva Board was held on May 21, 2014, which included participation by the outside advisors as well as John N. Camperlengo, General Counsel of the Company, and Eric R. Slusser, Chief Financial Officer of the Company. At that meeting the Barclays, Edge Healthcare Partners and Greenberg Traurig representatives discussed with the Gentiva Board some of the key variables of stockholder rights plans. After considering various factors and determining that the possible accumulation of Gentiva Common Shares and derivative positions in Gentiva was a serious concern to Gentiva and its stockholders, the Board unanimously determined that it was in the best interests of Gentiva and its stockholders to adopt a one year stockholder rights plan (the “Rights Plan”).

On May 23, Gentiva issued a press release announcing that the Gentiva Board had adopted the one year Rights Plan. The press release stated that the Rights Plan was intended to ensure that the Gentiva Board remains in the best position to perform its fiduciary duties and to ensure that the value it is creating accrues to Gentiva and not to someone else looking to opportunistically appropriate that value.

On May 27, 2014, Mr. Diaz sent a letter to Mr. Windley and Mr. Strange, which Kindred made public, stating that Kindred “will not be deterred” in the pursuit of its unsolicited proposal. The full text of this letter is set forth as Exhibit (a)(6) and is incorporated by reference herein.

On June 16, 2014, Kindred announced that on the following day Kindred and the Offeror would commence the Offer at a price of $14.50 per share in cash. On the same day, Gentiva issued a press release requesting that its stockholders take no action in response to the Offer and informing its stockholders that the Gentiva Board, in consultation with its independent financial and legal advisors, intends to provide stockholders with its formal position regarding the Offer within ten business days by making available to stockholders and filing with the SEC a solicitation/recommendation statement on Schedule 14D-9.

On June 26, 2014, the Gentiva Board met to review the terms of the Offer with the assistance of its financial advisors, Barclays and Edge Healthcare Partners, and legal advisor Greenberg Traurig, LLP. During this meeting Barclays and Edge Healthcare Partners each rendered an oral opinion to the Gentiva Board that as of June 26, 2014 and based upon and subject to various assumptions and limitations, the consideration offered to holders of Gentiva Common Shares (other than the Offeror and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. At the meeting, the Gentiva Board unanimously reconfirmed its prior determination that the Offer undervalues Gentiva and is not in the best interests of Gentiva and its stockholders. Accordingly, the Gentiva Board unanimously determined to recommend that the Gentiva stockholders reject the Offer and not tender their Gentiva Common Shares into the Offer. Barclays and Edge Healthcare Partners provided their respective oral opinions for the information and assistance of the Gentiva Board in connection with its consideration of the Offer. The oral opinions of Barclays and Edge Healthcare Partners are not a recommendation as to whether or not any holder of Gentiva Common Shares should tender such Gentiva Common Shares in connection with the Offer or any other matter.

On June 27, 2014, Mr. Diaz sent a letter to Mr. Windley and Mr. Strange, which Kindred made public, requesting a meeting to discuss the possibility of a negotiated transaction. The full text of this letter is set forth as Exhibit (a)(7) and is incorporated by reference herein.

Reasons for Recommendation

In reaching the conclusions and in making the recommendation described above, the Gentiva Board consulted with Gentiva’s management and financial and legal advisors, and took into account numerous factors, including but not limited to the factors listed below.

1. The Offer is opportunistic in exploiting a temporary decrease in Gentiva’s historical stock price

The timing of the Offer has allowed Kindred to offer inadequate consideration for the Gentiva Common Shares while claiming that it is offering a significant premium. In fact, the Offer represents a mere 4.7% premium to Gentiva’s pre-Offer 52-week high stock price of $13.85, reached on August 14, 2013. Indeed, the stock has traded above $14.50 for the majority of the time since Kindred commenced its tender offer. The Gentiva Board believes that the benefits received from the Harden acquisition and implementing strategic investments, including One Gentiva and GentivaLink, will allow Gentiva to continue to improve its operations and grow in its core market segments. Each of these items represents investments in long-term value creation, which should accrue to Gentiva’s current stockholders. The Gentiva Board believes the One Gentiva initiative, which was launched during Q4 2013, allows Gentiva to better align its home health, hospice and community care businesses under a common management structure, while at the same time improving operations and margins.

Management estimates that One Gentiva will eliminate approximately $23 million in annualized costs through the closure of underperforming branches, consolidation of overlapping branches and the elimination of duplicative administrative services. The Gentiva Board also believes the ongoing implementation of GentivaLink across all business segments will create additional efficiencies and allow for better communication and tracking of patient information across all areas of operations.

2. The Offer significantly undervalues Gentiva

Kindred’s Offer significantly undervalues Gentiva, and the Gentiva Board is confident that its current strategic plan will deliver significantly more value to Gentiva stockholders than the Offer. For example, Gentiva’s public company peers trade at an average enterprise value of approximately 9.4 times research analysts’ 2014 EBITDA estimates. For peer group and methodology, see the chart below. Applying Gentiva’s peers’ average valuation multiple to the mid-point of Gentiva’s recently released 2014 EBITDA guidance implies a stand-alone stock price substantially above the Offer price. In addition, the Gentiva Board believes Gentiva has significantly greater scale and service diversity and superior operating margins than Gentiva’s comparable peers, clearly establishing it as the industry leader. Aside from the operational and financial benefits that scale provides, Barclays and Edge Healthcare Partners have advised that industry leaders within the healthcare services sector have historically commanded higher valuations compared to their peer group. While Kindred has clearly recognized and highlighted in its public statements the benefits of Gentiva’s platform, scale and industry-leading position, Kindred’s Offer does not assign adequate value to Gentiva’s stockholders.

	EV / EBITDA(1)		P / E
Company	2014		2014
Amedisys(2)	16.9	x	NM
Addus	11.2		21.0	x
Almost Family	9.1		15.7
Chemed	8.7		15.8
LHC Group(3)	8.4		17.6
Homecare Comps Mean	10.9	x	17.5	x
Mean Ex Amedisys	9.4	x	17.5	x

Sources: Company filings. EBITDA and Earnings estimates per IBES consensus.

Note: Market data updated as of 6/27/2014.

1.	Enterprise value calculation based on company filings and includes share dilution as per treasury stock method.
2.	Amedisys enterprise value adjusted for $150mm in liabilities for DOJ settlement. Market data as of 6/26/14, prior to pre-announced Q2’14 earnings.
3.	LHC Group enterprise value and EBITDA adjusted for non-controlling interest.

3. The Offer attempts to improve Kindred’s operations in home health and hospice at the expense of Gentiva’s stockholders

Aside from the benefits of greater scale and market density, the acquisition of Gentiva would generate significant value for Kindred through material revenue, cost and operational synergies; however, the Offer does not share this increased value with Gentiva’s stockholders in the form of an adequate premium. As discussed above, Gentiva has made significant investments that the Gentiva Board believes will generate enhanced stockholder value over the long term that should accrue to Gentiva’s current stockholders. Furthermore, industry experts believe that the home health and hospice industry is poised for growth over the foreseeable future due to a rapidly expanding base of Medicare-eligible and dual-eligible patients and a return to more stable reimbursement trends following the end of home health rebasing. For example, the United States Census Bureau estimates that 10,000 individuals become Medicare eligible every day. Additionally, MedPAC and MACPAC estimate that approximately 20% of Medicare patients and 15% of Medicaid patients qualify as dual eligible. Both of these statistics highlight the significant and growing market opportunity for Gentiva’s diversified suite of cost-effective, home-based services, the return on which should accrue to Gentiva’s stockholders.

4. Gentiva has received oral inadequacy opinions and advice from both of its financial advisors

Barclays and Edge Healthcare Partners rendered oral opinions to the Gentiva Board that, as of June 26, 2014 and based upon and subject to various assumptions and limitations, the consideration offered to Gentiva’s stockholders (other than Kindred and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. Barclays and Edge Healthcare Partners provided their respective oral opinions and advice for the information and assistance of the Board in connection with its consideration of the Offer, and neither opinion is a recommendation as to whether or not any holder of Gentiva shares should tender such shares in connection with the Offer or any other matter.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Gentiva Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Gentiva and considered the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

In light of the factors described above, the Gentiva Board has unanimously determined that the Offer is not in the best interests of Gentiva’s stockholders. Therefore, the Gentiva Board unanimously recommends that Gentiva’s stockholders reject the Offer and not tender their shares to Kindred for purchase pursuant to the Offer.

Intent to Tender

To the knowledge of Gentiva, after making reasonable inquiry, none of Gentiva’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Gentiva Common Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Gentiva has retained Barclays and Edge Healthcare Partners in connection with, among other things, Gentiva’s analysis and consideration of, and response to, the Offer. Both financial advisors will be paid customary fees for such services, will be reimbursed for their respective reasonable out-of-pocket expenses (including fees and disbursements of their respective legal counsel), and will be indemnified against certain liabilities relating to or arising out of the engagement.

Gentiva has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with Gentiva’s communications with its stockholders in connection with the Offer. Gentiva has agreed to pay customary compensation to MacKenzie for such services. In addition, Gentiva has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Gentiva has also retained Kekst and Company (“Kekst”) as its public relations advisor in connection with the Offer. Gentiva has agreed to pay customary compensation to Kekst for such services. In addition, Gentiva has agreed to reimburse Kekst for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither Gentiva nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Gentiva on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Gentiva Common Shares have been effected by Gentiva or, to Gentiva’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except as described below:

Name of Person	Transaction Date	Number of Shares(1)	Price Per Share ($)(2)	Nature of Transaction(3)
Robert S. Forman, Jr.	June 1, 2014	2,196	N/A	Director Compensation
Victor F. Ganzi	June 1, 2014	2,196	N/A	Director Compensation
R. Steven Hicks	June 1, 2014	2,196	N/A	Director Compensation
Philip R. Lochner, Jr.	June 1, 2014	2,196	N/A	Director Compensation
Stuart Olsten	June 1, 2014	2,196	N/A	Director Compensation
Sheldon M. Retchin	June 1, 2014	2,196	N/A	Director Compensation
Raymond S. Troubh	June 1, 2014	2,196	N/A	Director Compensation

(1)	These are not shares but rather deferred stock unit awards credited to each non-employee director’s bookkeeping account pursuant to the Gentiva Health Services, Inc. Stock & Deferred Compensation Plan for Non-Employee Directors.
(2)	The number of deferred stock units credited to each non-employee director’s account on June 1 was calculated by dividing $30,000 by the average closing price of a Gentiva Common Share on NASDAQ for the ten trading days preceding the June 1 quarterly calculation date.
(3)	Each non-employee director receives an annual retainer in the form of a deferred stock unit award valued at $120,000. Upon termination of service on the Board, the director is entitled to receive a number Gentiva Common Shares equal to the number of deferred stock units then credited to the director’s account. The shares underlying the deferred stock units cannot be sold by the directors until termination of their directorship.

The transactions described above were executed in accordance with applicable law and company policy.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Gentiva routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. Gentiva’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Gentiva may conduct.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Gentiva is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Gentiva Common Shares by Gentiva, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Gentiva or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Gentiva or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Gentiva.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

Information Regarding Golden Parachute Compensation

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the tables below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a Named Executive Officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating these amounts, Gentiva has assumed:

•	A closing date for the Offer and the Proposed Merger of June 30, 2014; and

•	With respect to each Named Executive Officer, a Qualifying Termination within two years of a change in control except for the 2012 long term incentive awards which are payable immediately upon a change in control.

GOLDEN PARACHUTE COMPENSATION

Name (a)	Cash ($)(b)[1]	Equity ($)(c) [2]	Pension/ NQDC ($)(d)	Perquisites/ benefits ($)(e) [3]	Tax Reimbursement ($)(f)	Other ($)(g)	Total ($)(h)
Tony Strange	7,776,563	4,657,025	—	67,700	—	—	12,501,288
Eric R. Slusser	2,668,286	2,020,590	—	67,700	—	—	4,756,576
David A. Causby	3,774,375	2,131,473	—	67,700	—	—	5,973,548
Jeff Shaner	2,890,000	1,814,175	—	67,700	—	—	4,771,875
Rodney Windley	1,500,000	2,418,750	—	67,700	—	—	3,986,450

[1]	The cash amounts reflected above include cash severance (two times the sum of base salary and target bonus), a pro rata (6 months) portion of the 2014 annual incentive calculated at target performance, and accelerated payment of outstanding long term cash incentive cycles (at target for unfinished cycles and at actual performance for any completed cycles). In the case of Mr. Slusser, the amount of severance is reduced by $561,714 to eliminate the excise tax that would otherwise be payable. All of these amounts are payable upon a Qualifying Termination within two years of a change in control except for the 2012 long term incentive awards, which are payable immediately upon a change in control. The following table provides these individual amounts for each Named Executive Officer:

Name	Severance ($)	Pro Rata 2014 Annual Incentive ($)	2012 Cash Award Actual ($)	2012 Cash Award Target ($)	2013 Cash Award Target ($)	2014 Cash Award Target ($)	Total ($)
Tony Strange	3,500,000	437,500	557,813	656,250	1,312,500	1,312,500	7,776,563
Eric R. Slusser	1,100,786	178,125	201,875	237,500	475,000	475,000	2,668,286
David A. Causby	2,035,000	233,750	180,625	212,500	425,000	687,500	3,774,375
Jeff Shaner	1,487,500	159,375	180,625	212,500	425,000	425,000	2,890,000
Rodney Windley	1,500,000	—	—	—	—	—	1,500,000

[2]	The equity amounts above include the value of accelerated vesting of restricted stock awards and accelerated vesting of nonqualified stock options. The values reflect an assumed stock price of $14.50 per share. Equity awards granted before 2013 accelerate upon a change in control (“single trigger”) and equity awards granted after 2012 accelerate upon a Qualifying Termination following a change in control (“double trigger”). The following table provides these individual amounts for each Named Executive Officer:

	“Single Trigger”		“Double Trigger”
Name	Restricted Stock ($)	Stock Options ($)	Restricted Stock ($)	Stock Options ($)	Total ($)
Tony Strange	1,028,050	1,088,595	1,793,650	746,730	4,657,025
Eric R. Slusser	558,250	392,608	907,700	162,032	2,020,590
David A. Causby	498,800	356,917	1,070,100	205,656	2,131,473
Jeff Shaner	498,800	356,917	813,450	145,008	1,814,175
Rodney Windley	—	—	—	2,418,750	2,418,750

[3]	The amounts reflected above include the employer’s portion of the premium cost of continuing the health and welfare benefits (medical, dental, vision, annual physical and AD&D) and executive life insurance coverage for two years and the estimated cost of outplacement. All of these amounts are payable upon a Qualifying Termination within two years of a change in control. The following table provides these individual amounts for each Named Executive Officer:

Name	Health & Welfare ($)	Executive Life Insurance ($)	Outplacement ($)	Total ($)
Tony Strange	36,600	1,100	30,000	67,700
Eric R. Slusser	36,600	1,100	30,000	67,700
David A. Causby	36,600	1,100	30,000	67,700
Jeff Shaner	36,600	1,100	30,000	67,700
Rodney Windley	36,600	1,100	30,000	67,700

Narrative Disclosure to Golden Parachute Compensation Table

The Offer as currently contemplated, if consummated, would constitute a change in control of Gentiva for purposes of the Plan, the CIC Agreements and the Severance Agreements.

As a result, 3,426,114 outstanding stock options, stock appreciation rights and any other awards under the Plan, granted prior to September 12, 2013 (but excluding stock options and restricted stock granted to Named Executive Officers in 2013 prior to September 12, 2013), will immediately become vested and exercisable, any restrictions on such restricted stock awards, performance share units or performance cash awards will immediately lapse and all awards would remain exercisable for the remainder of their terms, even if the award recipient were not to terminate employment. However, 1,888,200 outstanding stock options, stock appreciation rights and any other awards under the Plan granted on or after September 12, 2013 or granted to Named Executive Officers in 2013 prior to September 12, 2013 will become vested and exercisable and any restrictions thereupon will lapse upon a change in control only upon a termination of a grantee’s service by Gentiva without cause or for good reason within two years after a change in control. Upon a change in control, all awards under the Plan become subject to the terms of any agreement effecting the change in control.

Gentiva has entered into CIC Agreements with Messrs. Tony Strange, Eric R. Slusser, John N. Camperlengo, David A. Causby, Jeff Shaner and Rodney D. Windley and Dr. Charlotte Weaver. The terms of the CIC Agreements provide salary and benefit continuation if (1) there is a change in control of Gentiva and (2) Gentiva or a successor terminates a covered executive’s employment without cause or the executive terminates employment for good reason, in each case within two years following a change in control, or Gentiva terminates the executive without cause within one year before a change in control, if the termination arises in connection with the change in control (a “Qualifying Termination”). Good reason includes a material diminution of position, a material decrease in base compensation, a material breach of any employment agreement, or a material change in location. Under the CIC Agreements, in the event of a Qualifying Termination, an executive would be entitled to:

•	a lump-sum payment equal to two times the sum of (1) the executive’s annual base salary at the time of termination, plus (2) the executive’s target annual bonus for the year of termination or average annual bonus for the three years before the year of termination, whichever is higher;

•	payment of base salary through the date of termination of employment, together with payment for unused vacation, and a pro rata share of the target annual bonus for the year of termination without regard to whether the performance goals are attained;

•	continuation of health and welfare benefits for up to two years;

•	full vesting of the executive’s options, other equity-based awards and performance cash awards, and accelerated vesting of any accrued retirement benefits; and

•	additional cash payments for any equity or incentive awards that are forfeited in connection with certain terminations of employment within the one year period before a change in control occurs.

The cash and non-cash amounts payable under the CIC Agreements will be reduced to the maximum amount permitted without the imposition of an excise tax under the Internal Revenue Code but only if the resulting net after-tax amount for the individual is greater than the net after-tax amount without any such reduction.

Gentiva has in place Severance Agreements with Messrs. Strange, Slusser, Camperlengo, Causby, Shaner and Windley and Dr. Weaver. These severance agreements provide severance benefits if Gentiva or any successor terminates the officer other than for “cause,” or if, subject to certain notice and cure provisions, the officer terminates his employment within 60 days after Gentiva or any successor reduces the officer’s base salary, other than a general salary reduction that applies to a majority of salaried employees. The severance benefits generally consist of: continued base salary for 12 months; an additional cash payment in an amount equal to one times the executive’s target annual bonus for the year of termination; a pro rata share of the annual bonus for the year of termination (subject to attainment of performance goals); and continued health benefits for up to 12 months. No benefits are payable under the Severance Agreement if benefits are payable under the officer’s CIC Agreement. Pursuant to the Severance Agreements, the officers agreed to sign a general release following termination. In addition, Gentiva has entered into separate non-solicitation, non-competition and confidentiality agreements with each of Gentiva’s executives.

If the Offeror reduces the number of Gentiva Common Shares subject to the Offer to a number equal to 14.9% of the outstanding Gentiva Common Shares, consummation of the Offer will not constitute a change in control for purposes of the Plan, the CIC Agreements or the Severance Agreements.

Effect of the Offer on Gentiva’s Outstanding Indebtedness

The agreements governing certain of Gentiva’s long-term indebtedness contain “change in control” provisions that are triggered when any person or “group” (as defined in the Securities Exchange Act of 1934, as amended), directly or indirectly acquires beneficial ownership in excess of 35% of the outstanding Gentiva Common Shares, including as a result of consummation of the Offer.

Under the Credit Agreement, dated as of October 18, 2013, by and among Gentiva, the lenders party thereto and Barclays Bank PLC, as administrative agent (the “Credit Agreement”), consummation of the Offer constitutes an event of default that permits the lenders to declare all unpaid principal and interest immediately due and payable by Gentiva. The foregoing description is qualified in its entirety by reference to the full text of the Credit Agreement, filed as Exhibit (e)(12) to this Statement and incorporated herein by reference.

In addition, if the Offer is consummated, Gentiva will be required to commence an offer to repurchase all of the Company’s outstanding 11.5% Senior Notes due 2018 (the “Notes”) at a price equal to 101% of the aggregate principal amount of such Notes, plus unpaid interest thereon. In addition, if the Credit Agreement were accelerated following an event of default, holders of the Notes would have the right to accelerate the debts thereunder. The foregoing description is qualified in its entirety by reference to the full text of the Indenture, the First Supplemental Indenture, and the Second Supplemental Indenture, filed as Exhibits (e)(13), (e)(14), and (e)(15) to this Statement and incorporated herein by reference.

As of March 31, 2014, approximately $847,419,000 was outstanding under the Credit Agreement, and approximately $325,000,000 in aggregate principal amount of the Notes was outstanding.

Because the Company had only approximately $62,884,000 in cash and cash equivalents available as of March 31, 2014, the Company would need to obtain a replacement source of funding in order to continue to operate its business in the ordinary course. If the Offer is consummated and Gentiva is unable to obtain a replacement credit facility or other financing on commercially reasonable terms, Gentiva’s liquidity and ability to operate its business could be materially and adversely impacted.

Regulatory Approvals

U.S. Antitrust Clearance

Under the HSR Act, Kindred is required to file a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) relating to its proposed acquisition of Gentiva. Gentiva is required to submit a responsive Notification and Report Form with the FTC and the Antitrust Division on or before 5:00 p.m. on the tenth day following Kindred’s filing of its Notification and Report Form. Kindred filed its Notification and Report Form on June 18, 2014. Gentiva submitted a responsive Notification and Report Form with the Antitrust Division and the FTC on June 24, 2014. Gentiva has received a request for additional information from the FTC.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Gentiva voting securities pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Kindred of its Notification and Report Form with respect to the Offer, unless Kindred receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless the antitrust agencies grant early termination of the waiting period. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a request for additional information or documentary material concerning the Offer, the waiting period will expire 10 days after the date Kindred certifies substantial compliance with the request, unless otherwise extended by court order.

At any time before or after Kindred’s acquisition of Gentiva’s voting securities pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Gentiva voting securities pursuant to the Offer, or seeking the divestiture of Gentiva voting securities acquired by Kindred or the divestiture of substantial assets of Gentiva or its subsidiaries or Kindred or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, or if the FTC, the Antitrust Division, a state attorney general, or a private party obtains an order enjoining the purchase of Gentiva voting securities, then Kindred will not be obligated to proceed with the Offer or the purchase of any Gentiva voting securities not previously purchased pursuant to the Offer. Additionally, Kindred may terminate the Offer if any action, proceeding, injunction, order or decree becomes applicable to Kindred that seeks to restrain or prohibit the exercise by Kindred of its full rights of ownership or operation of all or a portion of Kindred business or assets or those of Gentiva. Please see Annex A for more information regarding conditions to the Offer.

Delaware Business Combinations Statute

Gentiva is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving Gentiva. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as Gentiva from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the Proposed Merger proposed by Kindred) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or by-laws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Gentiva’s Certificate of Incorporation nor By-Laws exclude Gentiva from the coverage of Section 203 of the DGCL. Unless Kindred’s acquisition of 15% or more of the Gentiva Common Shares is approved by the Board before the Offer closes, Section 203 of the DGCL will prohibit consummation of the Proposed Merger (or any other business combination with Kindred) for a period of three years following consummation of the Offer unless each such business combination (including the Proposed Merger) is approved by the Gentiva Board and holders of 66-2/3% of the Gentiva Common Shares, excluding Kindred, or unless Kindred acquires at least 85% of the Gentiva Common Shares in the Offer. The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the Gentiva Board approves the Offer.

Stockholder Rights Agreement

With its stockholders’ interests in mind, and like many companies, Gentiva has taken measures to protect its value for its stockholders. One of these measures is the Rights Agreement, which is similar to rights agreements adopted by many other public companies. The purpose of the Rights Agreement is to prevent third parties from opportunistically acquiring Gentiva in a transaction that the Gentiva Board believes is not in the best interests of

Gentiva’s stockholders. The Rights Agreement requires any party seeking to acquire 15% or more of the outstanding Gentiva Common Shares to obtain the approval of the Gentiva Board or else the Rights held by Gentiva stockholders other than the acquiror become exercisable for Gentiva Common Shares or preferred stock of Gentiva, or common stock of the acquiror, at a discounted price that would make the acquisition prohibitively expensive. The Gentiva Board believes the Rights Agreement has helped Gentiva’s stockholders at this time by effectively preventing Kindred from opportunistically acquiring Gentiva at a price that the Gentiva Board believes is inadequate for the reasons discussed above.

Appraisal Rights

Holders of Gentiva Common Shares do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, holders of Gentiva Common Shares in connection with the Proposed Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Gentiva Common Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Gentiva Common Shares (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Gentiva Common Shares could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Gentiva Common Shares. The value so determined could be more or less than the price per share to be paid in the proposed merger.

Forward-Looking Statements.

This Schedule 14D-9 contains statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” “likely,” “estimate,” “may,” “continue,” “deliver,” and similar expressions of a future or forward-looking nature. These statements include, but are not limited to: the long-term value of strategic investments including One Gentiva and GentivaLink; the effects of scale and market position in the healthcare industry; the home health and hospice industry’s being poised for growth due to a rapidly expanding base of Medicare-eligible and dual-eligible patients and a return to more stable reimbursement trends; our prospects for continued growth and stockholder value creation; and the view that under the terms of Kindred’s Offer, our stockholders would sacrifice real value and opportunity. We intend that such forward-looking statements be subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Gentiva to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Gentiva assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: general economic and business conditions; demographic changes; changes in, or failure to comply with, existing governmental regulations; impact on Gentiva of healthcare reform legislation and its implementation through governmental regulations; legislative proposals for healthcare reform; changes in Medicare, Medicaid and commercial payer reimbursement levels; the outcome of any inquiries into Gentiva’s operations and business practices by governmental authorities; compliance with any corporate integrity agreement affecting Gentiva’s operations; effects of competition in the markets in which Gentiva operates; liability and other claims asserted against Gentiva; ability to attract and retain qualified personnel; ability to access capital markets; availability and terms of capital; loss of significant contracts or reduction in revenues associated with major payer sources; ability of customers to pay for services; business disruption due to severe weather conditions, natural disasters, pandemic outbreaks, terrorist acts or cyber attacks; availability, effectiveness, stability and security of Gentiva’s information technology systems; ability to successfully integrate the operations of acquisitions Gentiva may make and achieve expected synergies and operational efficiencies within expected time-frames; ability to maintain compliance with financial covenants under Gentiva’s credit agreement; effect on liquidity of Gentiva’s debt service requirements; changes in estimates and judgments associated with critical accounting policies and estimates; and other factors described in other documents filed by Gentiva with the SEC.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description

(a)(1)	Press release issued by Gentiva, dated June 30, 2014.

(a)(2)	Letter to stockholders of Gentiva, dated June 30, 2014.

(a)(3)	Letter from Mr. Diaz to Messrs. Windley and Strange, dated April 14, 2014.

(a)(4)	Letter from Mr. Diaz to Messrs. Windley and Strange, dated May 5, 2014.

(a)(5)	Letter from Messrs. Windley and Ganzi to Mr. Diaz, dated May 13, 2014.

(a)(6)	Letter from Mr. Diaz to Messrs. Windley and Strange, dated May 27, 2014.

(a)(7)	Letter from Mr. Diaz to Messrs. Windley and Strange, dated June 27, 2014.

(e)(1)	Excerpts from the Gentiva Definitive Proxy Statement on Schedule 14A relating to the 2014 Annual Meeting of Stockholders as filed with the SEC on March 25, 2014.

(e)(2)	2004 Equity Incentive Plan (amended and restated as of March 16, 2011). (Incorporated by reference to Appendix A to Gentiva’s Definitive Proxy Statement dated and filed April 4, 2011.)

(e)(3)	Amendment No. 1 to 2004 Equity Incentive Plan (amended and restated as of March 16, 2011). (Incorporated herein by reference to Appendix A to Gentiva’s Definitive Proxy Statement dated and filed March 28, 2013.)

(e)(4)	Amendment No. 2 to 2004 Equity Incentive Plan (amended and restated as of March 16, 2011), as amended by Amendment No. 1. (Incorporated herein by reference to Gentiva’s Form 8-K dated and filed September 16, 2013.)

(e)(5)	Form of Change in Control Agreement. (Incorporated by reference to Gentiva’s Form 8-K dated and filed October 31, 2013.)

(e)(6)	Form of Severance Agreement. (Incorporated by reference to Gentiva’s Form 8-K dated and filed February 28, 2011.)

(e)(7)	Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007. (Incorporated by reference to Gentiva’s Form 10-Q for the quarterly period ended September 30, 2007.)

(e)(8)	Amendment No. 1 to Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007. (Incorporated by reference to Gentiva’s Form 10-Q for the quarterly period ended July 4, 2010.)

(e)(9)	Amendment No. 2 to Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007. (Incorporated by reference to Gentiva’s Form 10-Q for the quarterly period ended June 30, 2011.)

(e)(10)	Amendment No. 3 to Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007. (Incorporated by reference to Appendix A to Gentiva’s Definitive Proxy Statement dated and filed March 27, 2012.)

(e)(11)	Form of Indemnification Agreement with directors and officers. (Incorporated herein by reference to Gentiva’s Form 8-K dated and filed March 23, 2014.)

Exhibit Number	Description

(e)(12)	Senior Secured Credit Agreement, dated October 18, 2013, by and among Gentiva, Barclays Bank PLC, as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto, Merrill Lynch, Pierce, Fenner and Smith Incorporated, as Syndication Agent, and Bank of Montreal, General Electric Capital Corporation, Morgan Stanley Senior Funding, Inc. and SunTrust Bank, as Co-Documentation Agents. (Incorporated herein by reference to Gentiva’s Form 8-K dated and filed October 22, 2013.)

(e)(13)	Indenture, dated August 17, 2010, by and among Gentiva, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated herein by reference to Gentiva’s Form 8-K dated and filed August 17, 2010.)

(e)(14)	First Supplemental Indenture, dated as of August 17, 2012, among Gentiva, Odyssey HealthCare of Augusta, LLC, the other Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated herein by reference to Gentiva’s Form 10-Q for the quarterly period ended September 30, 2012.)

(e)(15)	Second Supplemental Indenture, dated as of November 15, 2013, among Gentiva, the guaranteeing subsidiaries signatory thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated herein by reference to Gentiva’s Form 10-K for the year ended December 31, 2013.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENTIVA HEALTH SERVICES, INC.

By:	/s/ John N. Camperlengo

Name:	John N. Camperlengo
Title:	Senior Vice President, General
Counsel and Secretary

Dated: June 30, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Press release issued by Gentiva, dated June 30, 2014.

(a)(2)	Letter to stockholders of Gentiva, dated June 30, 2014.

(a)(3)	Letter from Mr. Diaz to Messrs. Windley and Strange, dated April 14, 2014.

(a)(4)	Letter from Mr. Diaz to Messrs. Windley and Strange, dated May 5, 2014.

(a)(5)	Letter from Messrs. Windley and Ganzi to Mr. Diaz, dated May 13, 2014.

(a)(6)	Letter from Mr. Diaz to Messrs. Windley and Strange, dated May 27, 2014.

(a)(7)	Letter from Mr. Diaz to Messrs. Windley and Strange, dated June 27, 2014.

(e)(1)	Excerpts from the Gentiva Definitive Proxy Statement on Schedule 14A relating to the 2014 Annual Meeting of Stockholders as filed with the SEC on March 25, 2014.

(e)(2)	2004 Equity Incentive Plan (amended and restated as of March 16, 2011). (Incorporated by reference to Appendix A to Gentiva’s Definitive Proxy Statement dated and filed April 4, 2011.)

(e)(3)	Amendment No. 1 to 2004 Equity Incentive Plan (amended and restated as of March 16, 2011). (Incorporated herein by reference to Appendix A to Gentiva’s Definitive Proxy Statement dated and filed March 28, 2013.)

(e)(4)	Amendment No. 2 to 2004 Equity Incentive Plan (amended and restated as of March 16, 2011), as amended by Amendment No. 1. (Incorporated herein by reference to Gentiva’s Form 8-K dated and filed September 16, 2013.)

(e)(5)	Form of Change in Control Agreement. (Incorporated by reference to Gentiva’s Form 8-K dated and filed October 31, 2013.)

(e)(6)	Form of Severance Agreement. (Incorporated by reference to Gentiva’s Form 8-K dated and filed February 28, 2011.)

(e)(7)	Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007. (Incorporated by reference to Gentiva’s Form 10-Q for the quarterly period ended September 30, 2007.)

(e)(8)	Amendment No. 1 to Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007. (Incorporated by reference to Gentiva’s Form 10-Q for the quarterly period ended July 4, 2010.)

(e)(9)	Amendment No. 2 to Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007. (Incorporated by reference to Gentiva’s Form 10-Q for the quarterly period ended June 30, 2011.)

(e)(10)	Amendment No. 3 to Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007. (Incorporated by reference to Appendix A to Gentiva’s Definitive Proxy Statement dated and filed March 27, 2012.)

(e)(11)	Form of Indemnification Agreement with directors and officers. (Incorporated herein by reference to Gentiva’s Form 8-K dated and filed March 23, 2014.)

(e)(12)	Senior Secured Credit Agreement, dated October 18, 2013, by and among Gentiva, Barclays Bank PLC, as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders party thereto, Merrill Lynch, Pierce, Fenner and Smith Incorporated, as Syndication Agent, and Bank of Montreal, General Electric Capital Corporation, Morgan Stanley Senior Funding, Inc. and SunTrust Bank, as Co-Documentation Agents. (Incorporated herein by reference to Gentiva’s Form 8-K dated and filed October 22, 2013.)

Exhibit Number	Description

(e)(13)	Indenture, dated August 17, 2010, by and among Gentiva, the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated herein by reference to Gentiva’s Form 8-K dated and filed August 17, 2010.)

(e)(14)	First Supplemental Indenture, dated as of August 17, 2012, among Gentiva, Odyssey HealthCare of Augusta, LLC, the other Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated herein by reference to Gentiva’s Form 10-Q for the quarterly period ended September 30, 2012.)

(e)(15)	Second Supplemental Indenture, dated as of November 15, 2013, among Gentiva, the guaranteeing subsidiaries signatory thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated herein by reference to Gentiva’s Form 10-K for the year ended December 31, 2013.)

ANNEX A

Conditions to the Offer

The Schedule TO provides that Kindred is not required to accept for payment or, subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Offeror’s obligation to pay for or return tendered Gentiva Common Shares promptly after termination or expiration of the Offer), pay for any Gentiva Common Shares, and may terminate or amend the Offer if, before the Offer expires, the following conditions shall not have been satisfied:

•	The “Minimum Tender Condition” —there being validly tendered and not withdrawn before the expiration of the Offer a number of Gentiva Common Shares which, together with the Gentiva Common Shares then owned by Kindred and its subsidiaries, represents at least a majority of the total number of all then outstanding Gentiva Common Shares outstanding,

•	The “Merger Agreement Condition” —Kindred, the Offeror and Gentiva having entered into a definitive merger agreement with respect to the acquisition of Gentiva by Kindred providing for a second step merger pursuant to Section 251(h) of the DGCL, with Gentiva surviving as a wholly owned subsidiary of Kindred, without the requirement for approval of any stockholder of Gentiva, to be effected as soon as practicable following the consummation of the Offer,

•	The “Section 203 Condition” —the Gentiva Board having approved the Offer under Section 203 of the DGCL or Kindred being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger of Gentiva and the Offeror as described in the Schedule TO,

•	The “Rights Plan Condition” —the Gentiva Board having redeemed the Rights or Kindred being satisfied, in its reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger as described in the Schedule TO,

•	The “Antitrust Condition” —the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated as described in the Schedule TO, and

•	The “Impairment Condition” —Gentiva not being a party to any agreement or transaction having the effect of impairing, in Kindred’s reasonable judgment, the Offeror’s or Kindred’s ability to acquire Gentiva or otherwise diminishing the expected value to Kindred of the acquisition of Gentiva.

In addition, Kindred is not required to accept for payment or, subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Gentiva Common Shares, and may terminate or amend the Offer, if at any time on or after the date of the Offer, and before the time of payment for Gentiva Common Shares (whether or not any Gentiva Common Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

•	there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational,

•	challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Gentiva Common Shares by Kindred or any of its subsidiaries or affiliates or the consummation by Kindred or any of its subsidiaries or affiliates of a merger or other similar business combination involving Gentiva,

•	seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination,

•

seeking to restrain or prohibit the exercise of Kindred’s full rights of ownership or operation by Kindred or any of its subsidiaries or affiliates of all or any portion of Kindred’s business or assets

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or those of Gentiva or any of Kindred’s or Gentiva’s respective subsidiaries or affiliates or to compel Kindred or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of Kindred’s business or assets or those of Gentiva or any of Kindred’s or Gentiva’s respective subsidiaries or affiliates or seeking to impose any limitation on Kindred’s or any of its subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets,

•	seeking to impose or confirm limitations on Kindred’s ability or that of any of its subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Gentiva Common Shares, including the right to vote any Gentiva Common Shares acquired or owned by Kindred or any of its subsidiaries or affiliates on all matters properly presented to Gentiva’s stockholders,

•	seeking to require divestiture by Kindred or any of its subsidiaries or affiliates of any Gentiva Common Shares,

•	seeking any material diminution in the benefits expected to be derived by Kindred or any of its subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving Gentiva, or

•	that otherwise, in Kindred’s reasonable judgment, has or may have material adverse significance with respect to either the value of Gentiva or any of its subsidiaries or affiliates or the value of the Gentiva Common Shares to Kindred or any of its subsidiaries or affiliates; or

•	any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to Kindred, the Offeror or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Gentiva Common Shares, or any merger or other business combination involving Gentiva (including the Proposed Merger), by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any Antitrust Laws to the Offer or to any such merger or other business combination), that, in Kindred’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in any of the sub-bullets of the bullet point immediately above; or

•	any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Gentiva or any of its subsidiaries that, in Kindred’s reasonable judgment, is or may be materially adverse to Gentiva or any of its subsidiaries, or Kindred becomes aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of Gentiva or any of its affiliates or the value of the Gentiva Common Shares to Kindred, or Kindred becomes aware that any material contractual right or obligation of Gentiva or any of its subsidiaries that, in its reasonable judgment, could result in a material decrease in the value of the Gentiva Common Shares purchased in the Offer to Kindred; or

•	there occurs

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over- the-counter market,

•	any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on June 16, 2014,

•	any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in Kindred’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Gentiva and its subsidiaries, taken as a whole,

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

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•	any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor,

•	the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States,

•	any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in Kindred’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or

•	in the case of any of the foregoing existing as of the close of business on June 16, 2014, a material acceleration or worsening thereof; or

•	if any of the following occurs

•	a tender or exchange offer for some or all of the Gentiva Common Shares has been publicly proposed to be made or has been made by another person (including Gentiva or any of its subsidiaries or affiliates), or has been publicly disclosed, or Kindred otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Gentiva (including the Gentiva Common Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Gentiva (including the Gentiva Common Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on June 17, 2014,

•	any such person or group which, prior to June 17, 2014, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Gentiva, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Gentiva constituting 1% or more of any such class or series,

•	any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Gentiva or

•	any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Gentiva or any assets or securities of Gentiva; or

•	Gentiva or any of its subsidiaries has

•	split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Gentiva Common Shares or its capitalization,

•	acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Gentiva Common Shares or other securities,

•	issued or sold, or authorized or proposed the issuance or sale of, any additional Gentiva Common Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Gentiva Common Shares pursuant to and in accordance with the terms in effect on June 16, 2014, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock,

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•	permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Gentiva,

•	declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Gentiva, including without limitation any distribution of shares of any class or any other securities or warrants or rights,

•	altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business,

•	authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Gentiva or any of its subsidiaries or any comparable event not in the ordinary course of business,

•	authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Kindred’s reasonable judgment, has or may have material adverse significance with respect to either the value of Gentiva or any of its subsidiaries or affiliates or the value of the Gentiva Common Shares to Kindred or any of its subsidiaries or affiliates,

•	adopted, entered into or amended any employment, severance, change in control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Gentiva Common Shares by Kindred or Kindred’s consummation of any merger or other similar business combination involving Gentiva (including, in each case, in combination with any other event such as termination of employment or service),

•	except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Gentiva or any of its subsidiaries, or Kindred shall have become aware of any such action which was not previously announced,

•	transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change in control or other similar agreement, in each case other than in the ordinary course of business, or

•	amended, or authorized or proposed any amendment to, its Certificate of Incorporation or By-Laws (or other similar constituent documents) or Kindred becomes aware that Gentiva or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, any of their respective certificates of incorporation or By-Laws (or other similar constituent documents) which has not been previously disclosed; or

•	Kindred becomes aware

•	that any material contractual right of Gentiva or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of Gentiva or any of its subsidiaries (other than indebtedness under its existing indenture) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date or other material penalty, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Kindred or any of its subsidiaries or affiliates of a merger or other similar business combination involving Gentiva or

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•	of any covenant, term or condition in any instrument or agreement of Gentiva or any of its subsidiaries that, in Kindred’s reasonable judgment, has or may have material adverse significance with respect to either the value of Gentiva or any of its affiliates or the value of the Gentiva Common Shares to Kindred or any of its affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Gentiva Common Shares by Kindred or Kindred’s consummation of a merger or other similar business combination involving Gentiva); or

•	Kindred or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Gentiva providing for a merger or other similar business combination with Gentiva or any of its subsidiaries or the purchase of securities or assets of Gentiva or any of its subsidiaries, or Kindred and Gentiva reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

•	Gentiva or any of its subsidiaries shall have

•	granted to any person proposing a merger or other business combination with or involving Gentiva or any of its subsidiaries or the purchase of securities or assets of Gentiva or any of its subsidiaries any type of option, warrant or right which, in Kindred’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Gentiva Common Shares or other securities, assets or business of Gentiva or any of its subsidiaries) or

•	paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

•	any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms satisfactory to Kindred and the Offeror or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

The Schedule TO states that the foregoing conditions are for the sole benefit of Kindred, the Offeror and their affiliates and may be asserted by Kindred or Offeror in their sole discretion regardless of the circumstances giving rise to any such conditions or may be waived by them in their sole discretion in whole or in part at any time or from time to time before the Offer expires, that Kindred expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, that Kindred’s failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, that the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstance, and that each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

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